

SECURI[illegible] 07001270 SSION

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SEC FILE NUMBER
8- 51073

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pride Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9127 Point Court
(No. and Street)

Fishers (City) Indiana (State) 46038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Reece (317) 564 - 2489
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 9 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2007
WASH, D.C.
185
SECTION

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas E. Reece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pride Financial, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title



My Commission Expires
July 19, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pride Financial, LLC

Financial Report

December 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2007
WASH. D.C.
185
SECTION


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Pride Financial, LLC

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Pride Financial, LLC as of December 31, 2006 and December 31, 2005, and the related statements of income, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pride Financial, LLC as of December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence + Pauckner

February 12, 2007

Pride Financial, LLC

Statement of Financial Condition

Assets		**December 31, 2006**		**December 31, 2005**
Cash and cash equivalents	$	63,961	$	34,201
Accounts receivable		32,052		11,998
Deferred tax asset		1,426		1,426
Total Assets	$	97,439	$	47,625
Liabilities and Member's Equity				
Liabilities				
Accounts payable	$	31,965	$	9,183
Income taxes payable		6,798		3,901
Total Liabilities		38,763		13,084
Member's Equity				
Memberships		17,950		17,950
Retained earnings		40,726		16,591
Total Member's Equity		58,676		34,541
Total Liabilities and Member's Equity	$	97,439	$	47,625

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Income

	For the Years Ended	
	December 31, 2006	December 31, 2005
Revenues	$ 262,147	$ 175,027
Operating Expenses		
Marketing fees	214,434	91,902
State licensing fees	11,511	9,580
Professional fees	5,155	64,860
Office expense	15	92
Total operating expenses	231,115	166,434
Net Income Before Income Taxes	31,032	8,593
Income Tax	6,897	1,909
Net income	$ 24,135	$ 6,684

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Member's Equity

	Memberships		Retained Earnings
Balance, January 1, 2005	$	17,950	9,907
Net income			6,684
Balance, December 31, 2005		17,950	16,591
Net income			24,135
Balance, December 31, 2006	$	17,950	$ 40,726

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Cash Flows

	For the Years Ended	
	December 31, 2006	December 31, 2005
Operating Activities		
Net income	$ 24,135	$ 6,684
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(20,054)	(10,494)
Accounts payable	22,782	7,717
Accrued income taxes	2,897	1,909
Net Cash Provided by Operating Activities	29,760	5,816
Increase in Cash and Cash Equivalents	29,760	5,816
Cash and Cash Equivalents at Beginning of Year	34,201	28,385
Cash and Cash Equivalents at End of Year	$ 63,961	$ 34,201

The accompanying notes are an integral part of these financial statements.

Pride Financial, LLC

Notes to Financial Statements
December 31, 2006

Note 1 - Significant Accounting Policies

Description of Business
Pride Financial, LLC is a limited-purpose, registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Revenues are generated from a marketing allowance that is received from the sponsors of these various products. Current product sponsors are life insurance companies and a broker dealer located in the United States.

Term of Existence
The latest date on which the Company is to dissolve is January 1, 2050, unless sooner dissolved in accordance with the Indiana Business Flexibility Act or the Company's Operating Agreement.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2006 and 2005. The Company paid $4,000 and $-0- in income taxes to its parent company during 2006 and 2005, respectively.

Note 2 - Income Taxes

The Company is included in the consolidated federal income tax return of its parent, Sale Solutions, LLC. Income tax payables are amounts due to the parent company. For book purposes, the Company computes its federal income tax by applying the statutory rates to all its taxable income. Both companies have elected to be taxed as a regular consolidated corporation rather than as a partnership. An allocation of current and deferred income taxes is as follows:

Pride Financial, LLC

Notes to Financial Statements
December 31, 2006

Note 2 - Income Taxes (Continued)

	2006	2005
Current State	$ 2,638	$ 730
Current Federal	4,259	1,179
Deferred State	-	-
Deferred Federal	-	-
	$ 6,897	$ 1,909

The deferred tax asset consists of a noncurrent timing difference in expensing start-up costs.

Note 3 - Related Party Transactions

One of the shareholders of Market Share, Inc. is also an owner of Sale Solutions, LLC, the 100% owner of the Company. Market Share, Inc. has agreed to pay all fixed expenses and some variable expenses of the Company, with no recourse as to future repayment. Pride Financial, LLC paid $200,113 and $130,664 to Market Share, Inc. in 2006 and 2005, respectively, for management fees and marketing services. The Company owed $31,965 and $8,765 to Market Share, Inc. as of December 31, 2006 and December 31, 2005, respectively.

Note 4 - Concentrations

All of the Company's revenues resulted from only four companies. Income from two of these companies accounted for approximately 88% of gross revenues in 2006.

Note 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2006, the Company had net capital of $55,936, which was $50,936 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 69.3%.

Pride Financial, LLC

Notes to Financial Statements
December 31, 2006

Note 6 - Control Requirements

There are no amounts, as of December 31, 2006, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2006 unaudited Focus report and this report. The net effect on net capital was a decrease of $4,142.

Net capital as reported on the unaudited Focus report of December 31, 2006	$	60,078
Increase in nonallowable assets as a result of post Focus accrual adjustments		(1,314)
Decrease in ownership equity as a result of post Focus accrual adjustments		(2,828)
Net Capital as Audited	$	55,936

Pride Financial, LLC

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2006

Net Capital	
Member's equity	$ 58,676
Less nonallowable assets	2,740
Net capital before haircuts on security position	55,936
Haircuts on securities	-
Net capital	$ 55,936
Aggregate Indebtedness	$ 38,763
Net capital required based on aggregate indebtedness	$ 2,584
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 5,000
Excess Net Capital	$ 50,936
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 52,060
Percentage of Aggregate Indebtedness to Net Capital	69.3%


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Pride Financial, LLC

In planning and performing our audit of the financial statements of Pride Financial, LLC, as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties and related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 12, 2007

END